Investor Contacts: Gerald Tucciarone
Chief Financial Officer
631/434-1600 extension 306


              HAUPPAUGE DIGITAL REPORTS FISCAL 2004 FIRST QUARTER
                               FINANCIAL RESULTS

--------------------------------------------------------------------------------
Reports 17% sales increase and 51% profit increase to $.11 per share, compared with $.07 per share for the previous years' fiscal quarter
--------------------------------------------------------------------------------
HAUPPAUGE, NY - February 11 , 2004 - Hauppauge Digital, Inc. (NASDAQ: HAUP), a leading developer of digital video TV and data broadcast receiver products for personal computers, today reported financial results for the fiscal first quarter ended December 31, 2003.

FIRST  QUARTER RESULTS

Sales were $18.2 million for the first quarter compared to $15.5 million for the previous year's first quarter, an increase of approximately 17%. Increases in OEM sales of WinTV-PVR products for use with Microsoft's Media Center Edition, retail WinTV-PVR personal video recorder product sales, European digital products and new product introductions were primarily responsible for the increase in sales.

Gross profit percentage was 25.13% for the first quarter, compared with a gross profit percentage of 25.26% for the previous year's first quarter. Higher OEM sales, which require minimal sales and advertising support, but yield a lower margin, offset the increase in gross profit due to cost reductions and a favorable sales mix of higher gross margin products.

Selling, General and Administrative costs increased by $414,314. The strengthening of the value of the Euro to the U.S. dollar was responsible for $211,157 of the increase, while promotional and marketing programs and increased legal and consulting costs contributed to the remaining increase in SGA expenses. Spending for research and development decreased $82,799, mainly due to lower contracted third party software development costs.

Net income for the quarter was $992,860 or $0.11 per share on a basic and diluted basis, compared to net income of $656,472 or $0.07 per share on a basic and diluted basis for the prior year's first quarter.

DISCUSSION OF RESULTS

Ken Plotkin, Hauppauge's Chief Executive Officer, stated, " After a slow second half of fiscal 2003, sales rebounded in our first quarter of fiscal 2004. Our first fiscal quarter is typically our strongest quarter. In the quarter we saw strong retail sales of our WinTV-PVR personal video recorder products, new sales of Personal Video Recorder product sold on an OEM basis to personal computer makers for use in their Windows XP Media Center Edition systems, and the initial shipments of our MediaMVP digital media decoder product line. Our sales and net income increased approximately 17% and 51%, respectively, over last year's first fiscal quarter. We continue to emphasize our product development programs with the ultimate goal of continuing the first quarter's upward trend through the remainder of the fiscal year".

ABOUT HAUPPAUGE DIGITAL
-----------------------

          Hauppauge Digital, Inc. is a leading developer of analog and digital TV receiver products for the personal computer market. Through its Hauppauge Computer Works, Inc. and Hauppauge Digital Europe Sarl subsidiaries, the Company designs and develops analog and digital TV receivers that allow PC users to watch television on their PC screen in a resizable window and enable the recording of TV shows to a hard disk, digital video editing, video conferencing, receiving of digital TV transmissions, and the display of digital media stored on a computer to a TV set via a home network. The Company is headquartered in Hauppauge, New York, with administrative offices in New York, Singapore, Ireland and Luxembourg and sales offices in Germany, London, Paris, The Netherlands, Sweden, Italy, Spain, Singapore and California. The Company's Internet web site can be found at http://www.hauppauge.com.
                -------------------------

     Certain statements in this Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those described in the Company's filings with the Securities and Exchange Commission, including, but not limited to, the Company's Annual Report on form 10-K for the fiscal year ended September 30, 2003.



                           [Financial Table Follows]

                    HAUPPAUGE DIGITAL, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)


                                                Three Months ended
                                                    December 31,
                                                2003              2002
                                                ----              ----


Net Sales                                   $18,230,298        $ 15,520,486
Cost of  Sales                               13,648,675          11,599,524
                                            -----------        ------------
Gross Profit                                  4,581,623           3,920,962

Selling, General and Administrative expenses  3,120,616           2,706,302
Research & Development  expenses                410,274             493,073
                                              ---------           ---------
Income from operations                        1,050,733             721,587

Other income (expense):
Interest income                                   1,739               5,971
Foreign currency                                (11,333)            (44,603)
                                            -----------        ------------
Total other income (expense)                     (9,594)            (38,632)
                                            -----------        ------------
Income before income tax expense              1,041,139             682,955
Income tax  expense                              48,279              26,483
                                            -----------        ------------
Net  income                                 $   992,860        $    656,472
                                            ===========        ============


Net income per share-basic and diluted:     $      0.11        $       0.07
                                            ===========        ============


Weighted average shares-basic                 8,880,651           8,858,431
Weighted average shares-diluted               9,370,081           8,878,181

                    HAUPPAUGE DIGITAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                                    December 31,         September 30,
                                                                                        2003                 2003
                                                                                   (Unaudited)
                                                                               ------------------------------------------
ASSETS

Current Assets:
     Cash and cash equivalents                                                  $   5,203,858          $ 5,838,160
     Receivables, net of various allowances                                        13,799,977            9,182,758
     Inventories                                                                    9,949,148            5,474,374
     Prepaid expenses and other current assets                                        699,383              546,328
                                                                               ------------------------------------------
         Total current assets                                                      29,652,366           21,041,620

     Property, plant and equipment, net                                               492,203              532,516
     Security deposits and other non current assets                                    76,216               76,216
                                                                               ------------------------------------------
                                                                                $  30,220,785          $21,650,352
                                                                               ==========================================

 Liabilities and  Stockholders' Equity :
 Current Liabilities:
    Accounts payable                                                            $  13,019,337            7,452,867
    Accrued expenses                                                                3,506,988            2,539,678
    Income taxes payable                                                              161,997              189,122
                                                                               ------------------------------------------
         Total current liabilities                                                 16,688,322           10,181,667

 Stockholders' Equity
    Common stock $.01 par value; 25,000,000 shares authorized
     9,423,749 and 9,420,315  issued, respectively                                     94,237               94,203
     Additional paid-in capital                                                    12,318,573           12,302,119
     Retained earnings                                                              1,092,847               99,987
     Accumulated other comprehensive income                                         1,524,022              469,592
    Treasury Stock, at cost, 542,067, shares                                       (1,497,216)          (1,497,216)
                                                                               ------------------------------------------
         Total stockholders' equity                                                13,532,463           11,468,685
                                                                               ------------------------------------------
                                                                                $  30,220,785          $21,650,352
                                                                               ==========================================


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